Exhibit (e)

DIVIDEND REINVESTMENT PLAN

OF

CLEARLAKE PRIVATE MARKETS FUND

Clearlake Private Markets Fund, a Delaware statutory trust (the “Fund”), hereby adopts the following Dividend Reinvestment Plan (the “Plan”) with respect to distributions declared by its Board of Trustees (the “Board”) on its common shares of beneficial interest, par value $0.001 per share (the “Shares”):

1.

Participation; Agent. As agent for the shareholders of the Fund (the “Shareholders”) who do not opt out of participating in the Plan (the “Participants”), SS&C GIDS, Inc. (“SS&C”) will apply income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, that become payable in respect of the Shares held by each Participant and attributable to the class of Shares held by such Participant (including Shares accumulated under the Plan), to the purchase of additional whole and fractional Shares of the same class for such Participant. Election not to become a Participant in the Plan and to receive all Distributions in cash may be made by indicating that choice during initial subscription, as applicable, or by contacting SS&C as described in Section 2 below.

2.

Procedure for Participation and/or Withdrawal. Each Shareholder automatically becomes a Participant in the Plan, unless and until an election is made to withdraw from the Plan by, or on behalf of, such Participant. A Participant who does not wish to have Distributions automatically reinvested may terminate participation in the Plan at any time by written instructions to that effect to Clearlake Private Markets Fund c/o SS&C GIDS, Inc. at 801 Pennsylvania Ave., Suite 219061, Kansas City, MO 64105-1307 (direct overnight mail) or c/o SS&C GIDS, Inc. at PO Box 219061, Kansas City, MO 64121-9061. A Shareholder whose Shares are registered in the name of a nominee (such as a broker or other financial intermediary through which the Shareholder acquired Shares) must contact the nominee regarding the Shareholder’s status under the Plan and may elect to receive cash by notifying the nominee (who should be directed to inform SS&C as described above). Shareholders who elect not to participate in the Plan will receive all Distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). A Shareholder is free to change this election at any time. Requests to change this election must be received by SS&C thirty (30) days prior to the record date of the Distribution to be effective for that Distribution.

3.

Share Purchases. When the Fund declares a Distribution, SS&C, on the Participant’s behalf, will receive additional authorized Shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury stock. The number of Shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s net asset value (“NAV”) per Share for the relevant class of Shares on the date the Distribution is paid. There will be no sales load charged on Shares issued to a Participant under the Plan, but distribution and shareholder servicing fees and placement agent fees will be charged where applicable. All Shares purchased under the Plan will be held in the name of each Participant. In the case of Participants, such as banks, brokers or other nominees, that hold Shares for others who are the beneficial owners, SS&C will administer the Plan on the basis of the number of Shares certified from time to time by the Participant (i.e., the record Shareholder) as representing the total amount of Shares registered in the Participant’s name and held for the account of beneficial owners participating under the Plan.

4.

Timing of Purchases. The Fund expects to issue Shares pursuant to the Plan immediately following each Distribution payment date, and SS&C will make every reasonable effort to reinvest all Distributions on the day the Distribution is paid (except where necessary to comply with applicable securities laws) by the Fund.

5.

Account Statements. SS&C will maintain all Participant accounts and furnish written confirmations of all transactions in the accounts, including information needed by Participants for personal and tax records. SS&C will hold Shares in the account of the Participants in non-certificated form in the name of the Participant, and each Participant’s proxy, if any, will include those Shares purchased pursuant to the Plan. SS&C will confirm to each Participant each acquisition made pursuant to the Plan as soon as practicable but not later than the next quarterly statement issued to such Participant. No less frequently than quarterly, SS&C will provide to each Participant an account statement showing the Distribution, the number of Shares purchased with the Distribution, and the year-to-date and cumulative Distributions paid.

6.

Expenses. There will be no direct expenses to Participants for the administration of the Plan. There is no direct service charge to Participants with regard to purchases under the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the Participants. All fees associated with the Plan will be paid by the Fund.

7.	Taxation of Distributions. The reinvestment of Distributions does not relieve the Participant of any taxes which may be payable on such Distributions.

8.	Voting of Shares. Shares issued pursuant to the Plan will have the same voting rights as the Shares issued pursuant to the Fund’s public offering.

9.

Absence of Liability. Neither the Fund nor SS&C shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the Plan, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither the Fund nor SS&C shall be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claims of liability: (a) arising out of the failure to terminate a Participant’s account prior to receipt of written notice of such Participant’s death, or (b) with respect to prices at which Shares are purchased or sold for the Participant’s account and the terms on which such purchases and sales are made. NOTWITHSTANDING THE FOREGOING, LIABILITY UNDER THE U.S. FEDERAL SECURITIES LAWS CANNOT BE WAIVED.

10.

Amendment, Supplement, Termination, and Suspension of Plan. This Plan may be amended, supplemented, or terminated by the Fund at any time in its sole and absolute discretion. The amendment or supplement shall be filed with the Securities and Exchange Commission as an exhibit to a subsequent appropriate filing made by the Fund and shall be deemed to be accepted by each Participant unless, prior to its effective date thereof, SS&C receives written notice of termination of the Participant’s account. Amendment may include an appointment by the Fund or SS&C with the approval of the Fund of a successor agent, in which event such successor shall have all of the rights and obligations of SS&C under this Plan. The Fund may suspend the Plan at any time without notice to the Participants.

11.

Governing Law. This Plan and the authorization form signed by the Participant (which is deemed a part of this Plan) and the Participant’s account shall be governed by and construed in accordance with the laws of the State of New York.